FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: May 27, 2005               By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

May 20, 2005

Item 3  News Release

The news release dated May 20, 2005 was issued in Vancouver, BC and disseminated through Stockwatch and Market News.

Item 4  Summary of Material Change

The Company has, subject to formal ratification by warrant holders, the Company has negotiated the re-pricing and extension of 6,586,769 warrants currently exercisable at $0.65 per share until June 10, 2005 to $0.35 per share until December 10, 2005. The terms of the warrants will also be amended, as required under TSX Venture Exchange policy, such that if the trading price of the Company’s shares exceeds $0.44 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

Item 5  Full Description of Material Change

The Company has, subject to formal ratification by warrant holders, the Company has negotiated the re-pricing and extension of 6,586,769 warrants currently exercisable at $0.65 per share until June 10, 2005 to $0.35 per share until December 10, 2005. The terms of the warrants will also be amended, as required under TSX Venture Exchange policy, such that if the trading price of the Company’s shares exceeds $0.44 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

Also, the Company has extended the exercise period of the following outstanding stock options:

1,077,500 stock options, which are currently exercisable at $0.30 per share until June 18, 2005 to be extended to June 18, 2007;

340,000 stock options, which are currently exercisable at $0.25 per share until July 28, 2005 to be extended to July 28, 2007;

The Company has also re-priced 60,000 stock options, currently exercisable at a price of $0.83 per share until July 1, 2006, to $0.35 per share and 2,120,000 stock options, currently exercisable at a price of $0.93 per share until December 22, 2005, to $0.35 per share.

Additionally, the Company has granted 500,000 incentive stock options to certain of its directors, officers and employees exercisable at a price of $0.35 per share for a period of two years.

All of the above is subject to the approval of the TSX Venture Exchange.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
Chief Executive Officer	Telephone: (604) 684-6535

Item 9  Date of Report

May 20, 2005

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer